                                 EXHIBIT 12.1

                      COMPUTATION OF RATIO OF EARNINGS TO
             COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                  (UNAUDITED)
                    (dollars in thousands, except ratio's)

                                   Six Months
                                     Ended
                                  6/30/99/(a)/       1998/(a)/       1997/(a)/      1996       1995/(a)/       1994
                                ---------------   ---------------  ------------   ----------  -----------   ----------
Net income (loss) before taxes       $ (276)          $( 4,524)      $(16,903)      $ 3,168     $(3,222)       $4,539
Interest expense                      5,867             12,867         15,939        14,275       5,409         3,869
                                 ----------          ---------       --------       -------    --------       -------

   Earning before fixed charges       5,591              8,343           (964)       17,443       2,187         8,408
                                 ==========          =========       ========       =======    ========       =======

Preferred stock dividends             3,282              6,335          3,346         2,129          --            --
Ratio of pretax income to net
   income                              1.00               1.00           1.00          0.89        1.54          1.54
                                   --------           --------       --------       -------     -------        ------

   Preferred stock dividend
     factor                           3,282              6,335          3,346         1,895          --            --

Fixed charges:
Interest expense                      5,867             12,867         15,939        14,275       5,409         3,869

Preferred stock dividend factor       3,282              6,335          3,346         1,895          --            --
                                   --------           --------       --------       -------     -------        ------

   Total fixed charges and
     preferred stock dividends        9,149             19,202         19,285        16,170       5,409         3,869
                                   ========           ========       ========       =======     =======        ======

Ratio of earnings to combined
    fixed charges and preferred
    stock dividends                    0.61               0.43          (0.05)         1.08        0.40          2.17
                                   ========           ========       ========       =======      ======        ======

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(a)  The ratio indicates a less than one-to-one coverage because the earnings were inadequate to cover the fixed charges for the period. Our historical earnings for the years ended December 31, 1995, 1997 and 1998 and the six months ended June 30, 1999 were insufficient to cover our fixed charges. The amounts of the deficiencies were $3.2 million, $20.2 million, $10.9 million and $3.6 million, respectively, for the ratio of earnings to combined fixed charges and preferred stock dividends.